SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated March 18, 2016 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

By letter dated March 18, 2016, the Company reported that in the framework of the arrangement of IDB Holdings Corporation Ltd. (“IDBH”), the parent company of IDB Development Corporation Ltd. (“IDBD”),  with their creditors (the “Arrangement”), Dolphin Netherlands B.V. (“Dolphin Netherlands”) has reached an agreement with the creditors to amend the terms of the Arrangement. Such amendment has been approved by 95% of minority shareholders of IDBD on March 2, 2016 and by the competent court on March 10, 2016. The main amendments to the Arrangement are:

•
Replacement of the obligation to carry out tender offers of IDBD shares until March and December 2016, respectively, for a total amount of NIS 519 million (“Tender Offers”) by an agreement whereby Dolphin Netherlands will buy all the shares of the minority shareholders of IDBD on March 31, 2016. At such date, all warrants of IDBD held by the minority holders will expire, and Dolphin Netherlands will make capital contributions to IDBD or a subordinated loan as described further below.

•
The Price to be paid for each share of IDBD held by the minority shareholders on March 29, 2016 will be NIS 1.25 in cash, NIS 1.20 in par value adjusted bonds Series 9 of IDBD (the “IDBD Bonds”), that IDBD will issue and Dolphin Netherlands will purchase in adjusted par value. Additionally, Dolphin Netherlands will commit to pay NIS 1.05 (subject to adjustments) in cash in case that Dolphin Netherlands obtains, indirectly, the control over Clal Insurance Company Ltd. and Clal Insurance Business Holdings Ltd. (“Clal”), or if IDBD carries out the sale of its shares of Clal under certain parameters (the “Clal Consideration”), mainly referred to the sale price of Clal (at a price over 75% of its book value) and the proportion of Clal´s shares sold by IDBD.

•
Warrants owned by the minority holders that have not been exercised until March 28, 2016 shall expire on March 31, 2016. Each owner of warrants will receive in IDBD Bonds the difference between NIS 2.45 and the exercise price of the warrant and will have the right to receive Clal Consideration.

•
Dolphin Netherlands will inject in IDBD a total amount of NIS 515 million (the “IDBD Injection”), of which it has already contributed NIS 15 million on February 2016. The IDBD Injection amount will be reduced by any capital contribution resulting from the exercise of the warrants held by the minority holders (the maximum is approximately NIS 37.5 million). The IDBD Injection will be performed through the purchase of the IDBD Bonds that would be necessary to fulfill the above described transactions (between NIS 166.5 y NIS 178 million), and the balance to complete the total amount of the IDBD Injection will be contributed by Dolphin Netherlands as capital or a subordinated loan (between NIS 284.5 y NIS 333.5 million). On March 15, 2016 Dolphin Netherlands has contributed NIS 85 million of the total IDBD Injection as a loan, and the balance will be contributed on March 31, 2016.

•
As of March 31, Dolphin Netherlands must pledge 28% of its IDBD shares, as well as all rights of Dolphin Netherlands regarding subordinated loans, until the payment obligation of Clal Consideration is completed or expired, after which the pledge will be terminated. If new issuances of IDBD shares are carried out, Dolphin Netherlands will have to pledge additional shares until complete the amount of 28% of IDBD total capital.

•
Additionally, Dolphin Netherlands agrees not to exercise its right to convert the subordinated loans into IDBD shares until the pledge described above is not terminated. Nevertheless, if for any external reasons Dolphin Netherlands subordinated loans were converted into shares of IDBD, then the IDBD maximum capital that could be pledge will be 35%, and any shares that exceed such amount will be released from the pledge.

After the repurchase of shares and the expiration of the warrants, the IDBD shares will be delisted from the Tel-Aviv Stock Exchange, and IDBD will continue reporting to the Tel-Aviv Stock Exchange as “Debentures Company” according to Israel law, as a result of having bonds listed on such stock exchange.

In order to comply with the terms of the amended Arrangement, the Company has planned to make an additional investment in IDBD that will amount to a maximum of NIS 685 million. This investment will be performed by the subscription, through Tyrus S.A., its wholly owned subsidiary, of additional shares of Dolphin Fund Ltd. or any of its controlled subsidiaries.

Dolphin Fund Ltd. is an investment fund established under the laws of Bermuda, whose chairman is Eduardo Sergio Elsztain (being most of the directors, also directors of the Company), and its Investment Manager is Consultores Venture Capital Uruguay S.A., a company indirectly controlled by Eduardo Sergio Elsztain. Consequently, the Audit Committee was consulted in the terms of Chapter III of Argentine Securities Commission rules (N.T. 2013), and article 110 paragraph. h) and article 72 of Law Nº26.831, and such Committee has issued an opinion without any objections regarding the operation with Dolphin Fund Ltd.

IDBD is one of the biggest and most diversified conglomerates of Israel, which participates through its subsidiaries in numerous markets and different industry sectors, such as, real estate, telecommunications, supermarkets, agroindustry and insurances, which means a unique business opportunity.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for the Relationship with the Markets
Dated: March 18, 2016